Filed Pursuant to Rule 433
Registration Statement No. 333-262359
Relating to the Preliminary Prospectus Supplement
Dated June 1, 2022
(To Prospectus dated January 27, 2022)

Jackson Financial Inc.

$400,000,000 5.170% Senior Notes due 2027

$350,000,000 5.670% Senior Notes due 2032

Pricing Term Sheet

June 2, 2022

Terms and Conditions Applicable to all Notes

Issuer:	Jackson Financial Inc.

Ranking:	Senior Unsecured

Pricing Date:	June 2, 2022

Settlement Date*:	June 8, 2022 (T+4)

Expected Ratings (Moody’s/S&P/Fitch):	Baa2 (Negative)/BBB (Stable)/BBB (Stable)**

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Co-Managers:	BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
SG Americas Securities, LLC
R. Seelaus & Co., LLC
Academy Securities, Inc.
Siebert Williams Shank & Co., LLC
Loop Capital Markets LLC

Terms and Conditions Applicable to the $400,000,000 5.170% Senior Notes due 2027

Security Title:	5.170% Senior Notes due 2027 (the “2027 Notes”)

Aggregate Principal Amount:	$400,000,000

Maturity Date:	June 8, 2027

Underwriting Discount:	0.600%

Net Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$397,600,000

Coupon:	5.170%

Interest Payment Dates:	Semi-annually in arrears on June 8 and December 8 of each year, commencing on December 8, 2022

Benchmark Treasury:	2.625% due May 31, 2027

Benchmark Treasury Price / Yield:	98-20+ / 2.920%

Spread to Benchmark Treasury:	T + 225 bps

Reoffer Yield:	5.170%

Offering Price:	100.000% of principal amount plus accrued interest, if any, from June 8, 2022

Optional Redemption:	Prior to May 8, 2027 (the “Par Call Date”), the 2027 Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the rate of T + 35 bps, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2027 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the 2027 Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2027

Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	46817M AR8 / US46817MAR88

Terms and Conditions Applicable to the $350,000,000 5.670% Senior Notes due 2032

Security Title:	5.670% Senior Notes due 2032 (the “2032 Notes”)

Aggregate Principal Amount:	$350,000,000

Maturity Date:	June 8, 2032

Underwriting Discount:	0.650%

Net Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$347,672,500

Coupon:	5.670%

Interest Payment Dates:	Semi-annually in arrears on June 8 and December 8 of each year, commencing on December 8, 2022

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Price / Yield:	99-19 / 2.922%

Spread to Benchmark Treasury:	T + 275 bps

Reoffer Yield:	5.672%

Offering Price:	99.985% of principal amount plus accrued interest, if any, from June 8, 2022

Optional Redemption:	Prior to March 8, 2032 (the “Par Call Date”), the 2032 Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the rate of T + 45 bps, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2032 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the 2032 Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	46817M AS6 / US46817MAS61

*Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery thereafter will be required, by virtue of the fact that the notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisor.

** The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P Global Ratings or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at +(800) 603-5847; BofA Securities, Inc. toll-free at +1 (800) 294-1322; Morgan Stanley & Co. LLC toll-free at +1 (866) 718-1649; and Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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